Exhibit 99.2

June 25, 2018

Canada Goose Holdings Inc.

205 Bowie Ave.

Toronto, ON M6E 4Y2

Canada

Dear Sirs/Mesdames:

Re:	Registration Statement on Form F-3 ASR Filed on June 20, 2018
(Registration No. 333-225757)

This opinion is furnished to you in connection with the above-referenced registration statement (the “Registration Statement”), the base prospectus dated June 20, 2018 (the “Base Prospectus”) and the prospectus supplement dated June 20, 2018 (together with the Base Prospectus, the “Prospectus”) filed with the Securities and Exchange Commission (the “Commission”) by Canada Goose Holdings Inc., a corporation incorporated under the Business Corporations Act (British Columbia) (the “Corporation”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). The Prospectus relates to the offering (the “Offering”) by certain shareholders of the Corporation (the “Selling Shareholders”) of an aggregate of 10,000,000 subordinate voting shares of the Corporation covered by the Registration Statement and comprised of: (a) 1,112,164 subordinate voting shares of the Corporation issued and outstanding as at the date hereof (the “Existing Shares”); (b) 8,787,836 subordinate voting shares of the Corporation to be issued prior to the completion of the Offering pursuant to the conversion of an equal number of multiple voting shares of the Corporation (the “MVS Underlying Shares”) in accordance with the Articles (as defined herein); and (c) 100,000 subordinate voting shares of the Corporation (the “Option Underlying Shares” and, collectively with the Existing Shares and the MVS Underlying Shares, the “Shares”) to be issued prior to the completion of the Offering pursuant the exercise of an equal number of options to purchase subordinate voting shares of the Corporation in accordance with the Option Documentation (as defined herein). We have acted as Canadian counsel to the Corporation in connection with the filing of the Registration Statement and the Prospectus.

We have examined the Registration Statement and the Prospectus and, for the purposes of this opinion, we have also examined originals or copies, certified or otherwise identified to our satisfaction, of and relied upon the following documents (collectively, the “Corporate Documents”): (a) the certificate of incorporation and the articles of the Corporation (the “Articles”); (b) the amended and restated stock option plan of the Corporation dated March 13, 2017 and related option agreements entered into between the applicable Selling Shareholder and the Corporation (collectively, the “Option Documentation”); and (c) a certificate of an officer of the Corporation (the “Officer’s Certificate”). We also have reviewed such other documents, and have considered such questions of law, as we have deemed relevant and necessary as a basis for our opinion. With respect to the accuracy of factual matters material to this opinion, we have relied upon the Corporate Documents, without independent investigation of the matters provided for therein for the purpose of providing our opinion.

In examining all documents and in providing our opinion we have assumed that (a) all individuals had the requisite legal capacity, all signatures are genuine, all documents submitted to us as originals are complete and authentic and all photostatic, certified, telecopied, notarial or other copies conform to the originals; and (b) all facts set forth in the certificates supplied by the respective officers and directors, as applicable, of the Corporation including, without limitation, the Officer’s Certificate, are complete, true and accurate.

2

We are qualified to carry on the practice of law in the provinces of British Columbia and Ontario and we express no opinion as to any laws, or matters governed by any laws, other than the laws of the provinces of British Columbia and Ontario and the federal laws of Canada applicable therein. Our opinion is expressed with respect to the laws in effect on the date of this opinion and we do not accept any responsibility to take into account or inform the addressee, or any other person authorized to rely on this opinion, of any changes in law, facts or other developments subsequent to this date that do or may affect the opinion we express, nor do we have any obligation to advise you of any other change in any matter addressed in this opinion or to consider whether it would be appropriate for any person other than the addressee to rely on our opinion.

Based upon and subject to the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that: (a) the Existing Shares have been validly issued, fully paid and non-assessable; (b) the MVS Underlying Shares, when issued in accordance with the Articles, will be validly issued, fully paid and non-assessable; and (c) the Option Underlying Shares, when issued in accordance with the Option Documentation, will be validly issued, fully paid and non-assessable.

Where our opinion refers to any of the Shares as being issued as being “fully-paid and non-assessable”, such opinion assumes that all required consideration (in whatever form) has been paid or provided and no opinion is expressed as to the adequacy of any such consideration paid or provided.

This opinion is rendered solely in connection with the Registration Statement and is expressed as of the date hereof. Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Corporation, the Registration Statement or the Shares. This opinion may not be used or relied upon by you for any other purpose or used or relied upon by any other person.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission. This opinion may not be quoted from or referred to in any documents other than the Registration Statement as provided for herein without our prior written consent.

Yours very truly,

/s/ Stikeman Elliott LLP